SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 31, 2005

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements of

UNILENS VISION INC.

Six months ended December 31, 2005 and 2004

(unaudited)

Report date – March 1, 2006

UNILENS VISION INC.

(the “Company”)

Financial Statements

Six Months Ended December 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

/s/ Alfred W. Vitale	/s/ Michael J. Pecora
President and Chief Executive Officer	Chief Financial Officer

March 1, 2006

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(expressed in U.S. dollars)

	December 31, 2005	June 30, 2005
ASSETS
CURRENT
Cash and cash equivalents	$1,065,028	$374,302
Accounts receivable	757,198	842,206
Royalties and other receivables	523,686	481,802
Inventories	923,260	867,158
Prepaid expenses	70,742	16,598
Deferred tax asset - current	1,040,800	1,040,800

Total current assets	4,380,714	3,622,866
PROPERTY, PLANT AND EQUIPMENT	400,231	389,719
OTHER ASSETS	50,076	36,061
DEFERRED TAX ASSET	2,881,270	3,268,300

Total assets	$7,712,291	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$845,900	$1,082,242
Current portion of long-term debt – related party	—	—
Current portion of long-term debt	—	—

Total current liabilities	845,900	1,082,242
LONG-TERM DEBT – related party	—	—
LONG-TERM DEBT	—	—

Total liabilities	845,900	1,082,242

STOCKHOLDERS’ EQUITY
Capital stock (Note 1)
Authorized
100,000,000 common shares with no par value
100,000,000 Preference “A” shares at a par value of Cdn. $10 each
100,000,000 Preference “B” shares at a par value of Cdn. $50 each
Issued and outstanding
4,211,315 common shares (June 30, 2005 – 4,193,815)	27,445,075	27,434,950
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(24,235)	(18,922)
Deficit	(20,563,419)	(21,190,294)

Total stockholders’ equity	6,866,391	6,234,704

Total liabilities and stockholders’ equity	$7,712,291	$7,316,946

Approved by the Directors:

Director: signed /s/ Alfred W. Vitale

Director: signed /s/ William D. Baxter

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2005

(expressed in U.S. dollars)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
INCOME
Sales	$1,405,486	$1,021,725	$2,974,600	$2,131,679
Cost of sales	818,688	635,151	1,687,332	1,323,727

Gross profit	586,798	386,574	1,287,268	807,952

EXPENSES
Sales and marketing	336,391	188,992	650,122	402,081
Administration	253,422	193,038	532,236	374,179
Research and development	43,598	16,444	71,450	30,170

	633,411	398,474	1,253,808	806,430

Income (loss) from operations	(46,613)	(11,900)	33,460	1,522

OTHER ITEMS
Royalty income	526,809	386,983	973,895	744,217
Other income (expense)	(956)	(2,356)	85	(1,931)
Interest income (expense)	6,456	(10,826)	6,464	(15,444)

	532,309	373,801	980,444	726,842

Income before tax	485,696	361,901	1,013,904	728,364
Income tax expense	188,297	151,748	387,029	277,901

Net income for the period	297,399	210,153	626,875	450,463
Deficit, beginning of period	(20,860,818)	(23,187,771)	(21,190,294)	(23,428,081)

Deficit, end of period	$(20,563,419)	$(22,977,618)	$(20,563,419)	$(22,977,618)

Income per common share:
Basic	$0.07	$0.05	$0.15	$0.11

Diluted	$0.07	$0.05	$0.14	$0.10

Weighted average number of common shares outstanding during the period:
Basic	4,211,315	4,178,815	4,210,744	4,178,815
Effect of dilutive options	302,420	278,519	298,074	263,343

Diluted	4,513,735	4,457,334	4,508,818	4,442,158

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2005

(expressed in U.S. dollars)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES

Net income for the period	$297,399	$210,153	$626,875	$450,463

Adjustments to reconcile to net cash provided (used) by operating activities:
Amortization	27,937	26,043	52,908	40,005
Amortization of tax asset	188,297	151,748	387,029	277,901
Net change in non-cash working capital items (Note 2):	(139,785)	75,500	(179,051)	(169,213)

Cash flows from operating activities	373,848	463,444	887,761	599,156

FINANCING ACTIVITIES
Repayment of long term debt –related party	—	(25,000)	—	(50,000)
Repayment of long term debt	—	(205,506)	—	(360,125)
Capital stock issued for cash	—	—	10,125	—

Cash flows from financing activities	—	(230,506)	10,125	(410,125)

INVESTING ACTIVITIES
Purchase of capital and other assets	(40,637)	(6,709)	(201,847)	(23,858)

Cash flows from investing activities	(40,637)	(6,709)	(201,847)	(23,858)

Increase (decrease) in cash	333,211	226,229	696,039	165,173
Effect of exchange rate changes on cash	494	(112)	(5,313)	(7,137)
CASH, BEGINNING OF PERIOD	731,323	404,358	374,302	472,439

CASH, END OF PERIOD	$1,065,028	$630,475	$1,065,028	$630,475

Supplemental disclosure of cash flow information:
Cash paid during period for income tax	$—	$—	$—	$—

Cash paid during period for interest	$—	$8,538	$—	$15,476

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(Expressed in U. S. Dollars)

The accompanying consolidate financial statements (the “Financial Statements”) for the interim period ended December 31, 2005 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principals generally accepted in Canada, except as disclosed in Note 5 hereto, iii) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2005. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

		Six Months Ended December 31, 2005		Six Months Ended December 31, 2004
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,193,815	$27,434,950	4,178,815	$27,432,100
Exercise of options for cash	17,500	10,125	—	—

Balance beginning and end of period	4,211,315	$27,445,075	4,178,815	$27,432,100

Stock Option Plan, Incentive Stock Options, and Warrants

The Company grants share purchase options form time to time in accordance with the terms of its stock option plan. The following table describes the number of shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested and share purchase warrants that were outstanding at December 31, 2005:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	May 6, 2006
80,000	80,000	Cdn. $	0.62	December 9, 2008
135,000	138,750	US $	0.48	December 9, 2008
45,000	45,000	Cdn. $	0.95	March 3, 2009
72,500	80,000	US $	0.71	March 3, 2009
20,000	20,000	Us $	2.07	January 4, 2010

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(Expressed in U. S. Dollars)

1.	CAPITAL STOCK (Cont’d)

Stock Based Compensation

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
Income as reported:	$626,875	$450,463

Add: total stock-based employee compensation expense included in income, as reported determined under APB 25	—	—

Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	—	—

Pro-forma income	$626,875	$450,463

Income per common share, as reported
Basic	$0.15	$0.11

Diluted	$0.14	$0.10

Pro-forma income per common share
Basic	$0.15	$0.11

Diluted	$0.14	$0.10

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2005		2004		2003
Risk free interest rate		4%		2.75%		4.5%
Expected life		5 years		5 years		5 years
Expected volatility		56%		85%		303%
Expected dividends		Nil		Nil		Nil
Weighted average estimated fair value per option issued	US $	1.07	Cdn.$	0.25	Cdn.$	0.12

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(Expressed in U. S. Dollars)

2.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
Net change in non-cash working capital items:
Receivables	$(19,698)	$(78,723)	$43,124	$(160,812)
Inventories	(74,273)	89,859	(56,102)	115,051
Other assets	(36,414)	9,008	(68,159)	(5,562)
Accounts payable and accrued liabilities	(9,400)	55,356	(97,914)	(117,890)

	$(139,785)	$75,500	$(179,051)	$(169,213)

3.	RELATED PARTY TRANSACTIONS

The Company had certain transaction with related parties during the periods presented below.

Type of transaction	Nature of relationship	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
Accounting fees	To an officer	$—	$3,240
Interest charged to the Company	By an affiliated company	—	18,938

4.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Segment revenue consists of the following lens categories for the three months and six months ended December 31:

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
Disposable lenses	$677,026	$532,016	$1,350,844	$1,068,278
Conventional soft lenses	269,173	171,938	625,410	363,252
Gas permeable lenses	147,971	165,637	333,767	365,944
Replacement and other lenses	311,316	152,134	664,579	334,205

Total sales	$1,405,486	$1,021,725	$2,974,600	$2,131,679

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Financial Statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing the Financial Statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at December 31, 2005 and June 30, 2005. There were no material differences

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(Expressed in U. S. Dollars)

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

between US GAAP and Cdn GAAP in connection with the Company’s consolidated statements of operations and cash flows for the Interim Periods ended December 31, 2005 and 2004.

	As at December 31, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$1,065,028	$—	$1,065,028
Accounts receivable	757,198	—	757,198
Royalties and other receivables	523,686	—	523,686
Inventories	923,260	—	923,260
Prepaid expenses	70,742	—	70,742
Deferred tax asset – current	1,040,800	—	1,040,800

Total current assets	4,380,714	—	4,380,714
Property, plant, and equipment	400,231	—	400,231
Other assets	50,076	—	50,076
Deferred tax asset	2,881,270	—	2,881,270

Total assets	$7,712,291	$—	$7,712,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$845,900	$—	$845,900

Total current liabilities	$845,900	—	$845,900

Total liabilities	$845,900	—	$845,900

Stockholders’ equity
Capital stock	27,445,075	—	27,445,075
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(24,235)	—	(24,235)
Deficit	(20,563,419)	(114,991)	(20,678,410)

Total stockholders’ equity	6,866,391	—	6,866,391

Total liabilities and stockholders’ equity	$7,712,291	$—	$7,712,291

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(Expressed in U. S. Dollars)

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	As at June 30, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$374,302	$—	$374,302
Accounts receivable	842,206	—	842,206
Royalties and other receivables	481,802	—	481,802
Inventories	867,158	—	867,158
Prepaid expenses	16,598	—	16,598
Deferred tax asset – current	1,040,800	—	1,040,800

Total current assets	3,622,866	—	3,622,866
Property, plant, and equipment	389,719	—	389,719
Other assets	36,061	—	36,061
Deferred tax asset	3,268,300	—	3,268,300

Total assets	$7,316,946	$—	$7,316,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$—	$1,082,242

Total current liabilities	1,082,242	—	1,082,242

Total liabilities	1,082,242	—	1,082,242

Stockholders’ equity
Capital stock	27,434,950	—	27,434,950
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(18,922)	—	(18,922)
Deficit	(21,190,294)	(114,991)	(21,305,285)

Total stockholders’ equity	6,234,704	—	6,234,704

Total liabilities and stockholders’ equity	$7,316,946	$—	$7,316,946

Stock-based compensation

Under Cdn GAAP, but not under US GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. The Company has applied this charge on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

UNILENS VISION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

DECEMBER 31, 2005

(Expressed in U. S. Dollars)

6.	CONCENTRATIONS

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the six months ended December 31, 2005, the Company purchased approximately 20% of its inventory from that supplier (2004 - 40%). At December 31, 2005, the Company owed this supplier approximately $50,600.

7.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At December 31, 2005, the balance due was $95,069. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

Form 52-109F2 Certification of Interim Filings

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the issuer) for the interim period ending December 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 28, 2006

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the issuer) for the interim period ending December 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 28, 2006

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2005

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the interim consolidated financial statements and notes thereto for the quarter ended December 31, 2005 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 21 to the consolidated financials statements for the year ended June 30, 2005 describes material differences between the amounts reported therein and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP. Note 5 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors, sales representatives and independent sales brokers. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses and (iv) replacement and other lenses. Our disposal lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology, which results in a single vision product with every available power delivering the maximum aberration control possible in a molded disposable lens. The cast molded C-Vue Aspheric single vision lens will be marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended December 31, 2005 (the “Current Quarter”) and includes relevant information up to March 1st, 2006 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal, continues to steadily increase. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for approximately 10% and 11% respectively of our revenue for the Current Quarter. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains.

Sales for the Current Quarter increased by 37.6% to $1.4 million, compared to $1.0 million for the quarter ended December 31, 2004 (the “Prior Quarter”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before tax for the 2005 Current Quarter increased by $0.1 million or 34.2% to $0.5 million, primarily resulting from an increase in royalty income. As of December 31, 2005 we had positive working capital of $3.5 million, which represents an increase of $1.0 million compared to working capital of $2.5 million as of June 30, 2005. The increase in working capital was principally due to a reduction in liabilities, and an increase in cash.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc. which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2005, 2004, and 2003. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2005 ($)	2004 ($)	2003 ($)
Income Statement Data
Revenues	4,971,577	4,074,577	3,129,101
Income (loss) from operations	91,580	(42,387)	(272,578)
Income (loss) before tax benefit and extraordinary items	1,710,687	863,121	(140,730)
Income before extraordinary items	2,237,787	4,124,171	1,558,270
Income for the year	2,237,787	6,076,734	1,558,270
Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.53	1.01	0.41
Diluted	0.50	1.00	0.41
Income for the year
Basic	0.53	1.49	0.41
Diluted	0.50	1.48	0.41
Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	7,316,946	6,095,950	3,466,586
Working capital	2,540,624	1,381,148	1,969,314
Long-term liabilities	—	688,139	4,474,576
Total liabilities	1,082,242	2,085,117	5,604,564
Capital stock	27,434,950	27,432,100	27,367,615
Stockholders’ equity (deficiency)	6,234,704	4,010,833	(2,173,978)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,632,051, $937,934, and $267,652 for the 2005, 2004 and 2003 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1.7 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1.7 million and 1.5 million, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long-term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
Cost of Sales:
Payroll and benefits	$567,169	$420,605
Raw materials and supplies	622,171	472,841
Allocations and other expenses	497,992	430,281

	$1,687,332	$1,323,727

	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
General and Administrative:
Consulting/professional fees	$287,590	$213,826
Bad debts	3,633	3,015
Depreciation and amortization	16,350	15,352
License, taxes, and regulatory fees	29,909	28,795
Office, insurance, and supplies	116,881	60,073
Rental and utilities	171,443	163,275
Travel and entertainment	14,661	15,098
Wages and benefits	288,093	210,928
Allocated expenses	(396,324)	(336,183)

	$532,236	$374,179

	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004
Sales and Marketing:
Consulting fees	$131,719	$86,903
Depreciation and amortization	1,593	602
Office, insurance, and supplies	957	12,703
Promotion and advertising	203,817	115,193
Rental and utilities	1,311	792
Travel and entertainment	3,714	891
Wages and benefits	205,834	94,500
Allocated expenses	101,177	90,497

	$650,122	$402,081

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,441,315 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
10,000	10,000	Cdn. $	0.25	May 6, 2006
20,000	20,000	Cdn. $	0.62	December 9, 2008
30,000	30,000	US $	0.48	December 9, 2008
30,000	30,000	Cdn. $	0.95	March 3, 2009
22,500	22,500	US $	0.71	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

132,500	132,500

The above common shares issued and options outstanding table both as of the report date, reflect 230,000 options exercised and shares issued, subsequent to the end of the 2005 Current Quarter ending December 31, 2005. Gross proceeds raised from the options exercised totaled $130,510.

Common shares issued by the Company during the Current Quarter ending December 31, 2005 – None

Options granted by the Company during the Current Quarter ending December 31, 2005 – None

Shares in escrow or subject to pooling as at December 31, 2005 - None

Results of Operations

Current Quarter

During the three months ended December 31, 2005 (the “Current Quarter”) we earned income before tax of $485,696 compared to income before tax of $361,901 for the three months ended December 31, 2004 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $123,795 as compared to the Prior Quarter, was primarily due to (i) an increase in royalty income of $139,826 to $526,809 in the Current Quarter as compared to $386,983 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $200,224 on higher sales during the Current Quarter, (iii) an increase in expenses of $234,937 described below, and (iv) a decrease in interest and other expenses, offset by interest income, for a net increase in income of $18,682. After recording income tax expense of $188,297, we had net income of $297,399 or $0.07 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $210,153 or $0.05 per diluted share after recording income tax expense of $151,748.

Sales during the Current Quarter were $1,405,486, an increase of $383,761 (37.6%), as compared to sales of $1,021,725 during the Prior Quarter. The disposable lens category increased by 27.3% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased by 56.6% due to sales of our C-Vue Toric multifocal which was launched in January of 2005. Our gas permeable category declined as expected, by 10.7%, reflecting a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 104.6% due to the acquisition of the SoftCon and Aquaflex brands from CIBA Vision at the end of February 2005, which accounted for approximately 11% of our sales during the Current Quarter. Gross margin increased from 37.8% in the Prior Quarter to 41.8% in the Current Quarter due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $147,399 and administration expenses of $60,384. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter we recorded income tax expense of $188,297 compared to income tax expense in the Prior Quarter of $151,748. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income in the Current Quarter compared to the Prior Quarter.

Year to Date

During the six months ended December 31, 2005 (the “Current Period”) we earned income before tax of $1,013,904 compared to income before tax of $728,364 for the six months ended December 31, 2004 (the “Prior Period”). The increase in income before tax during the Current Period of $285,540 as compared to the Prior Period, was primarily due to (i) an increase in royalty income of $229,678 to $973,895 in the Current Period as compared to $744,217 in the Prior Period derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $479,316 on higher sales during the Current Period, (iii) an increase in expenses of $447,378 described below, and (iv) a decrease in interest and other expenses offset by interest income, for a net increase in income of $23,924. After recording income tax expense of $387,029, we had net income of $626,875 or $0.14 per diluted share for the Current Period. In comparison, in the Prior Period we had net income of $450,463 or $0.10 per diluted share after recording income tax expense of $277,901.

Sales during the Current Period were $2,974,600, an increase of $842,921 (39.5%), as compared to sales of $2,131,679 during the Prior Period. The disposable lens category increased by 26.5% due to continued sales growth of the C-Vue disposable multifocal lens. Our conventional soft lens category increased by 72.2% due to sales of our C-Vue Toric multifocal launched in January of 2005. Our gas permeable category declined as expected, by 8.8%, reflecting a continued overall decline in gas permeable fits. The replacement lens category increased by 98.9% due to the acquisition of the SoftCon and Aquaflex brands, which accounted for approximately 12% of sales during the Current Period. Gross margin increased from 37.9% in the Prior Period to 43.3% in the Current Period due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Period, as compared to the Prior Period, was primarily due to increases in sales and marketing expenses of $248,041 and administration expenses of $158,057. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Period we recorded income tax expense of $387,029 compared to income tax expense in the Prior Period of $277,901. The increase in income tax expense is the result of higher income in the Current Period compared to the Prior Period.

Seasonality

The results of operations for the Current Quarter and Current Period are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,405,486	1,569,114	1,569,306	1,270,592	1,021,725	1,109,954	1,117,182	1,023,340
Operating income (loss) for the quarter	(46,613)	80,073	57,246	32,812	(11,900)	13,422	70,588	(67,145)
Income before tax benefit and extraordinary items	485,696	528,208	541,533	440,790	361,901	366,463	375,302	137,129
Income before extraordinary items	297,399	329,476	1,515,118	272,206	210,153	240,310	3,859,166	64,047
Income for the period	297,399	329,476	1,515,118	272,206	210,153	240,310	3,800,561	64,047
Income per common share outstanding – basic and diluted
Income before extraordinary items
Basic	0.07	0.08	0.36	0.06	0.05	0.06	0.93	0.02
Diluted	0.07	0.07	0.34	0.06	0.05	0.05	0.92	0.02
Net income for the period
Basic	0.07	0.08	0.36	0.06	0.05	0.06	0.91	0.02
Diluted	0.07	0.07	0.34	0.06	0.05	0.05	0.90	0.02

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform to the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent. of Bausch and Lomb’s product sales utilizing the technology. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	526,809	447,086	473,627	414,207	386,983	357,234	313,673	212,054

In the quarter ending June 30, 2004 we recorded approximately $3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of December 31, 2005, the Company had working capital of $3,534,814 representing an increase of $469,067 from our working capital at September 30, 2005 of $3,065,747. Positive cash flow from operating activities totalled $373,848 for the Current Quarter ending December 31, 2005, some of which was used for the payment of capital assets in the amount of $40,637.

Year to Date

As of December 31, 2005, the Company had working capital of $3,534,814 representing an increase of $994,190 from our working capital at June 30, 2005. Positive cash flow from operating activities totalled $887,761 for the Current Period ending December 31, 2005, some of which was used for the payment of capital assets in the amount of $201,847. The Company also received cash of $10,125 from capital stock issued from the exercise of stock options during the Current Period.

Related Party Transactions

During the six months ending December 31, 2005, we incurred no fees (2004 - $3,240) to, William Harper, an officer of the Company, for accounting services and incurred no interest expense (2004 - $18,938) on a note payable owed to Uniinvest Holdings AG, a related financial institution, which was paid off during the 2005 fiscal year.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. During the quarter ending December 31, 2005, the Company’s C-Vue disposable products accounted for approximately 47% of sales. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 47% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue brand of lenses, as well as continued earnings growth for the fiscal year ending June 30, 2006.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with an expiry date of March 9, 2009.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper – Secretary
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Alfred W. Vitale

ALFRED W. VITALE, PRESIDENT